RTX Corporation (RTX)
Shareowner Alert
Voluntary submission by John Chevedden, POB 2673, Redondo Beach, CA 90278

RTX shareowner since 2016.

To RTX Shareowners:

I urge shareowners to vote FOR Proposal 5 at the shareowner meeting,

The proposal asks RTX to prepare an annual report on its lobbying.

Resolved, the shareowners of RTX request the preparation of a report, updated annually, disclosing:

1.	Company policy and procedures governing lobbying, both direct and indirect, and grassroots lobbying communications.

2.	Payments by RTX used for (a) direct or indirect lobbying or (b) grassroots lobbying communications, in each case including the amount of the payment and the recipient.

3.	RTX’s membership in and payments to any tax-exempt organization that writes and endorses model legislation.

4.	Description of management’s and the Board’s decision-making process and oversight for making payments described above.

The proposal is part of an ongoing investor campaign for greater corporate political spending and lobbying disclosure.1 Transparency and accountability in corporate spending to influence public policy are in the best interests of RTX shareowners. Without a clear system ensuring accountability, corporate assets can be used to promote public policy objectives which can pose risks to RTX’s reputation and shareowner value.

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1 “Corporate Lobbying Disclosure is Material Investor Information,” As You Sow, March 23, 2024, at: https://www.proxypreview.org/contributor-articles-2024/corporate-lobbying-disclosure-is-material-investor-information.

RTX should commit to corporate political responsibility by increasing its transparency by disclosing all of its third-party spending to influence public policy. In this letter, I will show support for this proposal is warranted because:

1.	Reputation is an important component of shareowner value;
2.	RTX’s current disclosures are inadequate
3.	Dark money spending through trade associations and social welfare groups presents unknown risks; and
4.	RTX could easily provide details of its lobbying in an annual report to shareowners.

1.	Corporate Reputation Is an Important Component of Shareowner Value
•	RTX’s failure to provide robust and complete disclosure of its lobbying activities and expenditures exposes it to potential reputational damage.
•	The 2018 Reputation Dividend Report estimates that “corporate reputation is now directly responsible for an average of 38% of market capitalization across the FTSE 100 & 250.”[2] The Ipsos Global Reputation Centre research across 31 countries shows conclusive proof of the relationship between a good reputation and better business efficiency.[3]
•	According to a Deloitte survey, 87 percent of executives rated reputation risk as more important or much more important than other strategic risks their companies are facing, and 88 percent said their companies are explicitly focusing on managing reputation risk.[4]
•	Clearly, corporate reputation has significant impact on shareowner value.

2.	Disclosure Gaps - RTX Investors Need a Lobbying Report
•	Information on RTX’s federal, state and international lobbying spending is difficult to obtain, limited and non-consolidated. RTX fails to provide to a comprehensive lobbying report where they can learn relevant amounts spent on direct or indirect lobbying activities/relationships, priorities, and how those efforts are supportive of the company’s strategy and investor interests. Yet, RTX has a broad lobbying footprint.

Federal Lobbying – RTX Spends Millions Each Year

•	RTX spent $49,080,000 on federal lobbying from 2020 – 2023.

•	RTX’s federal lobbying over research and development tax credits has attracted scrutiny.[5]

•	Yet RTX fails to disclose its federal lobbying amounts in an annual report to shareowners as requested.

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2 “Link Between Corporate Reputation & Market Value Strengthens: Study,” Provoke Media, March 8, 2018, at: https://www.provokemedia.com/research/article/link-between-corporate-reputation-market-value-strengthens-study.

3 “Unlocking the Value of Reputation,” Ipsos, May 2018, at: https://www.ipsos.com/sites/default/files/ct/publication/documents/2018-05/unlocking_value_of_reputation-may_2018.pdf

4 “2014 Global Survey on Reputation Risk,” Deloitte, p. 4, at: https://www2.deloitte.com/content/dam/Deloitte/global/Documents/Governance-Risk-Compliance/gx_grc_Reputation@Risk%20survey%20report_FINAL.pdf

5 “Tax credit sought by defense industry stuck in Senate limbo,” Defense News, March 4, 2024, at: https://www.defensenews.com/congress/2024/03/04/tax-credit-sought-by-defense-industry-stuck-in-senate-limbo/.

State Lobbying – A “Black Hole” for Shareowners

•	State lobbying disclosure has been described as a “Black Hole,” with a new study finding 98% of the S&P 500 fails to disclose state-specific lobbying totals to shareowners.[6]
•	RTX fails to provide any details of its state lobbying expenditures in a report to shareowners as requested by the proposal. RTX only provides investors links to 14 state and city websites for Arizona, Colorado, Connecticut, Florida, Illinois, Iowa, Massachusetts. Michigan, New York City, North Carolina, Rhode Island, Texas, Virginia and West Virginia. This incomplete disclosure fails to provide the amounts, as requested. It also requires the user to look up RTX’s reports.
•	Yet obtaining comprehensive state lobbying information is described by an expert as “nearly impossible” given “the ‘Byzantine’ manner in which the data is captured and made available online” which effectively buries information across many states’ websites.[7]
•	RTX has its state lobbying expenditures and could easily provide this to shareowners in a report as requested, rather than force shareowners to search for this information.

3.	The Company We Keep: RTX Does Not Provide Comprehensive Dark Money Disclosure

•	Shareowner proposals for lobbying disclosure capture dark money spending where there are no limits on what a company can give, whether through trade associations (TAs) or social welfare group (SWGs). While corporate donations to politicians and traditional PACs have strict limits, their payments to TAs and 501(c)(4) SWGs have no restrictions. Meaning companies can give unlimited amounts to third party groups that spend millions on lobbying and often undisclosed grassroots activity.

•	Undisclosed company payments dark money lobbying by trade associations and social welfare groups may be “at least double what is being reported.”[8] In 2017, TAs and SWGs spent $535 million on disclosed lobbying and $675 million on unregulated efforts to influence public policy, including strategic consulting, broadcast advertising, media relations, social media posts, polling and funding for astroturf campaigns.

Trade Association Blind Spots, Unlimited Top Payment End, Not Updating

•	RTX’s disclosures of its participation and memberships in Trade Associations is limited, lacking details on payments and the portions used for lobbying, alignment with corporate priorities, and process and engagement.
•	Corporations make payments to trade associations that are used lobby indirectly on their behalf without specific disclosure or accountability. Trade associations spend hundreds of millions to lobby. For example, the US Chamber of Commerce has spent more than $1.8 billion since 1998.[9]

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6 “The Corporate State Lobbying Black Hole,” Sustainable Investments Institute (Si2), Dec. 2023, at: https://www.citizen.org/wp-content/uploads/Corporate_State_Lobbying_Black_Hole_Report_2023.pdf.

7 “Wal-Mart Improves Lobbying Disclosure after Shareowner Push,” Reuters, May 13, 2015, https://www.reuters.com/article/us-wal-mart-stores-disclosure-lobbying-e/exclusive-wal-mart-improves-lobbying-disclosure-after-shareowner-push-idUSKBN0NY0AH20150513.

8 “Business Group Spending on Lobbying in Washington at Least Double What’s Publicly Reported,” The Intercept, Aug. 6, 2019, at: https://theintercept.com/2019/08/06/business-group-spending-on-lobbying-in-washington-is-at-least-double-whats-publicly-reported/.

9 https://www.opensecrets.org/federal-lobbying/top-spenders?cycle=a.

•	RTX shareowners face a trade association blind spot, as RTX fails to disclose a closed limit for its trade association payments. Its 2022 trade association disclosure notes RTX belonged to 44 trade associations, with 21 receiving more than $50,000 in dues and 23 receiving between $25,000 and $49,999.[10] RTX has also failed to update its disclosure to include its 2023 trade associations.
•	The 21 2022 trade association memberships above $50,000 include the Aerospace Industries Association, Business Roundtable, General Aviation Management Association, HR Policy Association, National Association of Manufacturers and US Chamber of Commerce, which together spent more than $118 million on federal lobbying for 2022.

•	All a reader can tell here is that 21 trade associations received over $50,000. There is no way for a reader to know whether the Aerospace Industries Association, Business Roundtable, National Association of Manufacturers or Chamber of Commerce received $50,001, $500,000 or $5,000,000 in payments. You don’t know, and that’s the problem for shareowners.
•	For example, the Chamber of Commerce spent $81,030,000 on lobbying for 2022. Yet all a reader can tell is that RTX gave it more than $50,000 and they used 35% of RTX’s dues for lobbying. Did RTX give the Chamber of Commerce $100,000 with $35,000 used for lobbying, $500,000 with $175,000 used for lobbying, or $1,000,000 and $350,000 for lobbying? Without disclosing the amounts, there is no way to know. A reader cannot tell if RTX is potentially hiding very large payments which are being used to influence public policy.

Trade Association Lobbying Misalignments Create Reputational Risk.

•	RTX’s trade association memberships and payments used for lobbying pose reputational risks and risks to long-term sustainable growth when the lobbying of its trade associations contradicts RTX’s public position, including on climate change and taxes. For example:
[o]	RTX believes in addressing climate change, yet the Business Roundtable opposed the Inflation Reduction Act and its historic investments in climate action[11] and the Chamber of Commerce reportedly has been a “central actor” in dissuading climate legislation over a two-decade period.[12]
o	And while RTX has drawn attention for paying lower taxes than most Americans,[13] the National Association of Manufacturers has attracted attention for opposing a new corporate minimum tax[14] and the Business Roundtable has lobbied against a new minimum corporate tax.[15]

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10 https://prd-sc102-cdn.rtx.com/-/media/rtx/our-company/corporate-governance/public-activities/2022-rtx-trade-assoc-payments.pdf?rev=d13ffdbded9b425bb9377394c1acf35f&hash=E7311B5C8F60D057926F9B66988B2396.

11 “How a top US business lobby promised climate action – but worked to block efforts,” The Guardian, Aug. 19, 2022, at: https://www.theguardian.com/environment/2022/aug/19/top-us-business-lobby-group-climate-action-business-roundtable.

12 “Climate group pushes Big Tech to exit nation’s largest business lobby,” Washington Post, Aug. 2, 2023, at: https://www.washingtonpost.com/politics/2023/08/02/climate-group-pushes-big-tech-exit-nations-largest-business-lobby/.

13 “10 Companies With Lower Tax Rates Than Most Americans,” Kiplinger, Nov. 7, 2019, at: https://www.kiplinger.com/slideshow/investing/t052-s001-10-companies-lower-tax-rates-than-most-americans/index.html.

14 “New Corporate Minimum Tax Ushers In Confusion and a Lobbying Blitz,” New York Times, Sept. 7, 2023, at: https://www.nytimes.com/2023/09/07/business/corporate-minimum-tax-impact.html.

15 “Biden wants rich companies to pay higher taxes. Some are fighting back.” Washington Post, Aug. 18, 2023, at: https://www.washingtonpost.com/business/2023/08/14/biden-corporate-tax/.

•	This track record of RTX’s trade associations acting in contrast to the Company’s stated values and positions heighten its reputational risk. Without more comprehensive disclosure, shareowner cannot determine whether RTX is effectively able to prevent Company funds from being used for lobbying efforts contrary to the Company's and shareowner’ objectives and long-term interests.

Social Welfare Groups are “Perfect Entity to Receive a Bribe”

•	RTX’s disclosure leaves out SWGs (501(c)(4) organizations), entities which can engage in lobbying. The dark money scandal at FirstEnergy illustrates why investors need disclosure of SWG spending to prevent reputational, regulatory and financial damage. FirstEnergy agreed to pay $230 million for funneling $60 million through a dark money SWG group called Generation Now that was used for bribery in Ohio.[16] FirstEnergy’s trial over $60 million of dark-money payments led a prosecutor to note that a social welfare group is “a perfect entity to receive a secret bribe.”[17] And the one-time chair of the Public Utilities Commission of Ohio recently died by suicide while “awaiting trial on charges he took millions in bribes in conjunction with the largest corruption scandal in Ohio’s history.”[18]
•	The January 6th riots also highlight social welfare group risks to shareowners. The Rule of Law Defense Fund is a SWG that helped organize the protest before the riots and is an arm of the Republican Attorneys General Association.[19]
•	Shareowners have no way to know if RTX donates to groups like the Rule of Law Defense Fund, because RTX fails to provide disclosure of its contributions to social welfare groups.

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16 “FirstEnergy to pay $230M in agreement in Ohio bribery case,” AP News, July 23, 2021, at: https://apnews.com/article/business-government-and-politics-ohio-a4dd75020561d8b533fdabcb98a0a350.

17 “Ohio Republicans accused of taking $60m in bribes as corruption trial opens,” The Guardian, Jan. 24, 2023, at: https://www.theguardian.com/us-news/2023/jan/23/ohio-republican-larry-householder-corruption-trial.

18 “Former Ohio utility regulator, charged in sweeping bribery scheme, has died by suicide,” AP, April 10, 2024, at: https://www.nbc24.com/news/local/former-ohio-utility-regulator-charged-in-sweeping-bribery-scheme-has-died-by-suicide-cincinnati-sam-randazzo-warehouse-prison-sentencing-bribe-firstenergy-nuclear-bailoutg-householder.

19 Republican Attorneys General Dark Money Group Organized Protest Preceding Capitol Mob Attack, Documented, Jan. 7, 2021, at: https://documented.net/2021/01/republican-attorneys-general-dark-money-group-organized-protest-preceding-capitol-mob-attack/.

RTX’s Trade Association Ties to American Legislative Exchange Council

•	While RTX no longer supports[20] to the American Legislative Exchange Council (ALEC), it is still represented at ALEC by its trade associations. For example, the US Chamber sits on its Private Enterprise Advisory Council.[21]
•	ALEC has been attacking “woke capitalism”[22] It has drafted two “anti-ESG” model legislation bills.[23] ALEC has attracted negative attention for its role in promoting bills that undermine regulations to address issues like climate change, workplace safety and workers’ rights. ALEC has also attracted attention for “numerous ties to the Capitol insurrection and Big Lie” challenging the validity of the election results,[24] as well as promoting voter suppression[25] and critical race theory.[26]

4.	RTX’s Has Its Lobbying Information and Could Easily Report It to Shareowners
•	RTX asserts “we already provide detailed disclosure of the matters that are the subject of this proposal, we believe the report requested by this proposal is unnecessary and would not be a worthwhile use of Company resources.”
•	This argument is false. As detailed, RTX fails to provide shareowners critical information on its trade association and social welfare group memberships, including the amounts of RTX’s payments which are being used to lobby.
•	RTX also claims producing a lobbying report would be an “unnecessary expenditure of the Company’s resources.” This argument is also disingenuous, as RTX is required to report its federal and state lobbying, including all indirect lobbying through its trade associations and social welfare groups, and has all of this information, so it could be readily provided to shareowners in a single report at minimal expense.

•	RTX discusses a high ranking for political contributions disclosure, yet this proposal is asking for lobbying disclosure. It is disingenuous and misleading for our company to confuse this point. RTX’s CPA-Zicklin ranking has nothing to do with lobbying spending disclosure.

Lobbying Transparency: What Gets Disclosed Gets Managed.

•	If RTX has nothing to hide, transparent disclosure would simply show that its lobbying is being done for the company and shareowners’ best interests.
•	Knowing our company’s lobbying will be disclosed will ensure board and management oversight to safeguard that lobbying is being done in shareowner and RTX’s best interests.

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20 “ALEC Exodus Continues as Four More Companies Leave Lobby,” Common Cause, Sept. 16, 2014, at: https://www.commoncause.org/democracy-wire/alec-exodus-continues/.

21 “Coming soon in Ohio? ALEC releases new raft of model legislation,” Ohio Capital Journal, Sept. 6, 2023, at: https://ohiocapitaljournal.com/2023/09/06/coming-soon-in-ohio-alec-releases-new-raft-of-model-legislation/.

22 “Abandoning Free Market and Liberty Principles, ALEC Takes on ‘Woke Capitalism,’ Bodily Autonomy, and More at Its Annual Meeting,” Center for Media and Democracy, July 27, 2022, at: https://www.exposedbycmd.org/2022/07/27/abandoning-free-market-and-liberty-principles-alec-takes-on-woke-capitalism-bodily-autonomy-and-more-at-its-annual-meeting/.

23 “ALEC Eyes Sweeping Government Blacklists,” Center for Media and Democracy, Nov. 10, 2022, at: https://www.exposedbycmd.org/2022/11/10/alec-eyes-sweeping-government-blacklists/.

24 “ALEC’s Numerous Ties to the Capitol Insurrection and ‘Big Lie,’” Center for Media and Democracy, Jan. 27, 2021, at: https://www.exposedbycmd.org/2021/01/27/alecs-numerous-ties-to-the-capitol-insurrection-and-big-lie/

25 “CMD Joins 300+ Groups in Call for Companies to Quit ALEC Over Voter Suppression Bills,” Center for Media and Democracy, June 14, 2021, at: https://www.exposedbycmd.org/2021/06/14/cmd-joins-300-groups-in-call-for-companies-to-quit-alec-over-voter-suppression-bills/.

26 “Critical Race Theory Gives Business Leaders Yet Another Reason to Quit ALEC,” Triple Pundit, July 21, 2021, at: https://www.triplepundit.com/story/2021/critical-race-theory-alec/725786.

The well-documented reputational risks of RTX’s lobbying and its inadequate lobbying disclosure policies highlight the critical need for the Company to improve its lobbying disclosures and increase transparency around its lobbying policies, procedures and spending details.

For all of the above reasons, I believe that RTX’s current lobbying disclosures are inadequate to protect shareowner interests. I urge you to vote FOR Proposal 5, the shareowner proposal requesting an annual report on RTX’s lobbying expenditures.

Sincerely,

John Chevedden

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934.*

*Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

This is not a solicitation of authority to vote your proxy.  Please DO NOT send me your proxy card; the shareowner is not able to vote your proxies, nor does this communication contemplate such an event.

The shareowner asks all shareowners to vote by following the procedural instructions provided in the proxy materials.